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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #31/03 ISSUED ON NOVEMBER 4, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F    ☐            Form 40-F  ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐            No  ☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on November 4, 2003 (#31/03)

November 4, 2003	31/03

For immediate release	Page 1 of 2

QUEBECOR WORLD ANNOUNCES TENDER OFFER
FOR QUEBECOR WORLD (USA) 7 3/4% SENIOR NOTES DUE 2009

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) announced today that its wholly-owned subsidiary, Quebecor World (USA) Inc., has commenced a tender offer to purchase all $300,000,000 aggregate principal amount outstanding of its 7 3/4% Senior Notes due February 15, 2009 (the "Notes") at a price of $1,054.63 per $1,000 principal amount of Notes, in cash, plus accrued and unpaid interest on the Notes to, but not including, the date of payment.

A portion of the proceeds from the $600 million of senior notes recently issued by another Quebecor World Inc. subsidiary, Quebecor World Capital Corporation, will finance this repurchase of debt. The tender offer will expire at 5:00 p.m., Eastern Standard Time, on November 10, 2003, unless extended. Citigroup is the dealer manager for the tender offer. Global Bondholder Services Corporation is the information agent for this offer.

Copies of the Offer to Purchase dated November 4, 2003 and other related documents will be distributed to all holders of the Notes. Subject to applicable law, Quebecor World (USA) may, in its sole discretion, waive any condition applicable to the tender offer and may extend or otherwise amend the tender offer. The tender offer is not conditioned on a minimum amount of Notes being tendered. The consummation of the tender offer is subject to certain conditions described in the Offer to Purchase.

Questions concerning the terms of the tender offer may be addressed to Citigroup at (1-800) 558-3745. Questions related to the mechanics of the tender offer and requests for copies of the Offer to Purchase and other related documents may be obtained by contacting Global Bondholder Services Corporation at (1-866) 470-3700.

For immediate release	Page 2 of 2

None of Quebecor World, its Board of Directors, Quebecor World (USA), its Board of Directors, the information agent or the dealer manager makes any recommendation as to whether holders of the Notes should tender or refrain from tendering Notes. This press release does not constitute an offer to purchase any securities. The offer is made only by the Offer to Purchase.

About Quebecor World

Quebecor World Inc. (NYSE, TSX: IQW) is the largest commercial print media services company in the world. It is a market leader in most of its major product categories which include magazines, retail inserts, books, catalogs, specialty printing and direct mail, directories, pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:
Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ Raynald Lecavalier
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date:	November 4, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD ANNOUNCES TENDER OFFER
SIGNATURES